COMMENTS RECEIVED ON DECEMBER 7, 2017

FROM EDWARD BARTZ

FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC (File No. 811-21667)

Fidelity High Income Central Fund 2

Fidelity Specialized High Income Central Fund

AMENDMENT NO. 45

FIDELITY CENTRAL INVESTMENT PORTFOLIOS II LLC (File No. 811-22083)

Fidelity Mortgage Backed Securities Central Fund

AMENDMENT NO. 31

Fidelity Specialized High Income Central Fund

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

C:

The Staff requests we disclose the maturity policy for the fund’s fixed income investments.

R:

The fund does not have a principal investment strategy of investing in securities with a particular maturity. Accordingly, we have not modified disclosure.

Fidelity High Income Central Fund 2 and Fidelity Specialized High Income Central Fund

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

“The Adviser may invest the fund's assets in securities of foreign issuers in addition to securities of domestic issuers.”

C:

The Staff questions whether the funds will invest in emerging markets securities and, if so, asks that we include appropriate strategy and risk disclosure.

R:

Although each fund may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of each fund. As a result, each fund believes that its current risk disclosure is appropriate.

Fidelity High Income Central Fund 2 and Fidelity Specialized High Income Central Fund

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

From Fidelity Specialized High Income Central Fund:

“In addition to the principal investment strategies discussed above, the Adviser may use various techniques, such as buying and selling futures contracts, swaps, and exchange traded funds, to increase or decrease the fund's exposure to changing security prices, interest rates, or other factors that affect security values. The Adviser may invest the fund's assets in debt securities by investing in other funds.”

From Fidelity High Income Central Fund 2:

“In addition to the principal investment strategies discussed above, the Adviser may use various techniques, such as buying and selling futures contracts and exchange traded funds, to increase or decrease the fund's exposure to changing security prices, interest rates, or other factors that affect security values. The Adviser may invest the fund's assets in debt securities by investing in other funds.”

C:

The Staff requests we move the language above out of the “Principal Investment Strategies” section since it is not a principal investment strategy.

R:

Although the strategy noted in the disclosure is not a principal investment strategy of the fund, the funds believe that it is appropriate to discuss the strategy in this section of the prospectus. In addition, the funds have clearly disclosed that these strategies are non-principal investment strategies in response to Staff comments provided to other Fidelity mutual funds.

Fidelity High Income Central Fund 2 and Fidelity Specialized High Income Central Fund

“Investment Details” (Part A of the Registration Statement)

“Description of Principal Security Types”

From Fidelity Specialized High Income Central Fund

“Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities, such as zero coupon bonds, do not pay current interest but are sold at a discount from their face values. Debt securities include corporate bonds, government securities (including Treasury securities), repurchase agreements, money market securities, mortgage and other asset-backed securities, loans and loan participations, and other securities believed to have debt-like characteristics, including hybrids and synthetic securities.”

C:

The Staff questions whether each fund considers mortgage and asset-backed securities to be liquid and, if so, how the determination was made. The Staff also questions if each fund imposes any limit with regard to these types of securities.

R:

The fund, like all Fidelity funds, is subject to Board approved liquidity determination procedures and each of its investments is categorized consistent therewith. Furthermore, although the fund is not subject to any explicit limit, we confirm that the fund’s current investments in mortgage and other asset-backed securities are not part of any principal investment strategy.

Fidelity High Income Central Fund 2 and Fidelity Specialized High Income Central Fund

“Investment Details” (Part A of the Registration Statement)

“Description of Principal Security Types”

 “Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities, such as zero coupon bonds, do not pay current interest but are sold at a discount from their face values. Debt securities include corporate bonds, government securities (including Treasury securities), repurchase agreements, money market securities, mortgage and other asset-backed securities, loans and loan participations, and other securities believed to have debt-like characteristics, including hybrids and synthetic securities.”

C:

The Staff requests we describe hybrids and synthetic securities.

R:

In describing debt securities in its prospectus, the fund provides investors a list of different types of debt securities in which a fund may invest. Although the fund includes hybrids and synthetic securities as part of this list, they have been included for illustrative purposes only and are not part of any principal investment strategy and, therefore, the fund has not called out these securities in that part of the prospectus.

Fidelity High Income Central Fund 2 and Fidelity Specialized High Income Central Fund

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Risk”

“Issuer-Specific Changes. Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can increase the risk of default by an issuer or counterparty, which can affect a security's or instrument's credit quality or value. The value of securities of smaller, less well-known issuers can be more volatile than that of larger issuers. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds) and certain types of other securities tend to be particularly sensitive to these changes.

Lower-quality debt securities and certain types of other securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities and certain types of other securities often fluctuates in response to company, political, or economic developments and can decline significantly over short as well as long periods of time or during periods of general or regional economic difficulty. Lower-quality debt securities can be thinly traded or have restrictions on resale, making them difficult to sell at an acceptable price, and often are considered to be speculative. The default rate for lower-quality debt securities is likely to be higher during economic recessions or periods of high interest rates.”

C:

The Staff requests a separate risk for lower-quality debt securities, since they are a primary investment for each fund.

R:

We believe that the risks associated with investing in lower-quality debt securities (which are, by their nature, issuer driven) are adequately described within “Issuer-Specific Changes” and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

Fidelity High Income Central Fund 2

“Investment Details” (Part A of the Registration Statement)

“Investment Objective”

“Fidelity High Income Central Fund 2 seeks a high level of current income. Growth of capital may also be considered.”

C:

The Staff requests we revise the fund’s objective to clearly state that growth of capital is considered a secondary objective.

R:

Pursuant to Item 2 of Form N-1A, we have disclosed the fund’s investment objective. The growth of capital part of the investment objective is permissive, and allows the portfolio manager to invest for growth of capital as opportunities may arise. We believe that such investments are consistent with the fund’s name and investment strategies.

Fidelity High Income Central Fund 2

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

“The Adviser normally invests the fund's assets primarily in income-producing debt securities, preferred stocks, and convertible securities, with an emphasis on lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds).”

C:

The Staff requests we explain whether there are any investments in contingent convertible securities and, if so, include appropriate strategy and risk disclosure.

R:

Although the fund currently has a de minimis exposure to certain contingent convertible securities, its investment is not part of any broader contingent convertible investment strategy. Further, we note that the following disclosure was recently added to the fund’s Statement of Additional relating to any investment in contingent convertible securities:

“Hybrid and Preferred Securities. A hybrid security may be a debt security, warrant, convertible security, certificate of deposit or other evidence of indebtedness on which the value of the interest on or principal of which is determined by reference to changes in the value of a reference instrument or financial strength of a reference entity (e.g., a security or other financial instrument, asset, currency, interest rate, commodity, index, or business entity such as a financial institution). Another example is contingent convertible securities, which are fixed income securities that, under certain circumstances, either convert into common stock of the issuer or undergo a principal write-down by a predetermined percentage if the issuer's capital ratio falls below a predetermined trigger level. The liquidation value of such a security may be reduced upon a regulatory action and without the need for a bankruptcy proceeding. Preferred securities may take the form of preferred stock and represent an equity or ownership interest in an issuer that pays dividends at a specified rate and that has precedence over common stock in the payment of dividends. In the event an issuer is liquidated or declares bankruptcy, the claims of owners of bonds generally take precedence over the claims of those who own preferred and common stock.”

Fidelity High Income Central Fund 2

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

“The Adviser normally invests the fund's assets primarily in income-producing debt securities, preferred stocks, and convertible securities, with an emphasis on lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds). Many lower-quality debt securities are subject to legal or contractual restrictions limiting the Adviser's ability to resell the securities to the general public. The Adviser may also invest the fund's assets in non-income producing securities, including defaulted securities and common stocks, but currently intends to limit common stocks to 10% of the fund's total assets. The Adviser may invest in companies whose financial condition is troubled or uncertain and that may be involved in bankruptcy proceedings, reorganizations, or financial restructurings.”

C:

The Staff asks us to confirm that investment in non-income producing securities is appropriate for a fund with “High Income” in its name and an objective of seeking a high level of current income.

R:

We believe that investments in non-income producing securities are appropriate for the fund. Any such investment would, of course, be made in compliance with the fund’s Rule 35d-1 policy.

Fidelity Mortgage Backed Securities Central Fund

“Fund Summary” (Part A of the Registration Statement)

“Portfolio Manager(s)”

C:

The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the funds.

R:

We believe this disclosure appropriately identifies each portfolio manager as required by Form N-1A, Item 5(a), Instruction 2.

Fidelity Mortgage Backed Securities Central Fund

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

“The Adviser normally invests at least 80% of the fund's assets in investment-grade mortgage-related securities issued by the U.S. Government or its instrumentalities and repurchase agreements for those securities. Certain issuers of U.S. Government securities are sponsored or chartered by Congress but their securities are neither issued nor guaranteed by the U.S. Treasury.”

C:

The Staff believes that the disclosure should read “mortgage-backed” instead of “mortgage-related” due to the Name Test Rule.

R:

We believe that the fund’s name and 80% policy are consistent with Rule 35d-1 and have not revised the disclosure.

Fidelity Mortgage Backed Securities Central Fund

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

C:

The Staff requests that we explain whether derivatives will be included in the calculation of the fund’s compliance with its 80% policy and, if so, how derivatives will be valued for this purpose. Also, please confirm to us that the notional value of the fund’s derivatives will not be included toward the 80% policy.

R:

Although we understand that in appropriate circumstances derivatives may qualify for the fund’s name test, we confirm that at this time, the fund is not expected to count derivatives toward its 80% policy and that the notional value of the fund’s derivatives would not be included toward the 80% policy.

Fidelity Mortgage Backed Securities Central Fund

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Risks”

C:

If investing in junk bonds is a principal risk for the fund, the Staff requests we include a corresponding strategy for junk bonds.

R:

We have included a reference to lower-quality debt securities under “Issuer-Specific Changes” to the extent that the fund may have exposure to lower-quality debt securities given that these types of securities have heightened sensitivity to issuer-specific changes. Accordingly, we have not modified disclosure.